Filed Pursuant to Rule 433

Registration No. 333-194224

Issuer Free Writing Prospectus dated November 2, 2015 relating to

Preliminary Prospectus Supplement dated November 2, 2015

(To Prospectus dated February 28, 2014)

€500,000,000 1.800% Senior Notes due 2022

Final Term Sheet

November 2, 2015

Issuer:	BorgWarner Inc.

Principal Amount:	€500,000,000

Type of Offering:	SEC registered (No. 333-194224)

Trade Date:	November 2, 2015

Settlement Date:	November 6, 2015 (T+4)

Anticipated Ratings*:	Moody’s: Baa1 (Stable) / S&P: BBB+ (Stable) / Fitch: BBB+ (Stable)

Listing:	BorgWarner intends to apply to list the Senior Notes on the New York Stock Exchange, although no guarantee can be given that such listing will be obtained

Stated Maturity Date:	November 7, 2022

Coupon (Interest Rate):	1.800% per annum

Interest Payment Dates:	Annually on November 7, commencing on November 7, 2016

Currency of Payment:	Euro

Price to Public (Issue Price):	99.603%

Net Proceeds (Before Expenses):	99.103% / €495,515,000

Spread to Benchmark Bund:	+172.1 bps

Benchmark Bund:	DBR 1.500% due September 4, 2022

Benchmark Bund Price and Yield	109.24%; 0.140%

Spread to Mid Swaps:	+128 bps

Mid Swaps Yield:	0.581%

Yield to Maturity:	1.861%

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Stabilization:	Stabilization/FCA

Make-Whole Call:

The Issuer may redeem the Senior Notes at its option at any time, in whole or from time to time in part, at a redemption price equal to the sum of:

• 100% of the principal amount of the Senior Notes being redeemed plus unpaid interest, if any, accrued thereon to, but excluding, the redemption date; and

• a Make-Whole Amount (as defined in the preliminary prospectus supplement, dated November 2, 2015 (the “Preliminary Prospectus Supplement”)), if any, with respect to such Senior Notes.

For purposes of calculating the “Make-Whole Amount,” the “Reinvestment Rate” (as defined in the Preliminary Prospectus Supplement) means the Comparable Government Bond Rate (as defined in the Preliminary Prospectus Supplement) plus 0.30%.

If the Senior Notes are redeemed on or after August 7, 2022 , (three months prior to the stated maturity date of the Senior Notes) the optional redemption price will not include the Make-Whole Amount.

Par Call	At any time on or after August 7, 2022 (3 months prior to the maturity date of the Senior Notes)

Denominations:	€100,000, and integral multiples of €1,000 in excess thereof

Common Code/ISIN:	131770880/XS1317708805

Joint Book-Running Managers:	Deutsche Bank AG, London Branch HSBC Bank plc Morgan Stanley & Co. International plc Merrill Lynch International Lloyds Bank plc

*Note: None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating. The issuer has filed a registration statement including a prospectus and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Deutsche Bank AG, London Branch toll free at (800) 503-4611, HSBC Bank plc toll free at (866) 811-8049 or Morgan Stanley & Co. International plc toll free at (866) 718-1649.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.